

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

August 4, 2016

Wouter A. Fouche
Chief Executive Officer
UPAY, Inc.
3010 LBJ Freeway, 12th Floor
Dallas, TX 75234

     Re: **UPAY, Inc.**
             Registration Statement on Form S-1
             Filed July 8, 2016
             File No. 333-212447

Dear Mr. Fouche:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 4

1.   Please note that the summary is subject to the plain English principles under Securities Act Rule 421(d). Revise to eliminate unnecessary redundancy. For example, the fourth paragraph in this section appears to repeat much of the information in the first paragraph.

Risk Factors

We have authorized the issuance of preferred stock…, page 18

2.   Please tell us which provision of your Articles of Incorporation provides for the issuance of up to 10 million shares of preferred stock, and ensure that a complete copy of your articles is filed as an exhibit. Alternatively, revise as necessary your disclosure here and elsewhere in the filing where you refer to your authorized preferred stock.

Any trading market that may develop may be restricted…, page 21

3.   Please tell us the location in the document of the disclosure on Blue Sky Laws that you cross-reference in the last sentence of this risk factor, or revise.

Selling Security Holders, page 23

4.   You appear to have material relationships with the entities in the selling security holder table, based on your disclosure under "Material Agreements" on page 38. Accordingly, please disclose here and on page 47 the natural persons who have voting power over the shares held by these entity selling security holders. In this regard, we note that you currently only disclose those natural persons with dispositive power. Refer to our Regulation S-K Compliance and Disclosure Interpretations Question 140.02.

5.   Please include a description of how the securities being offered for resale were acquired by the selling shareholders.

Description of Securities

Sales of Our Common Stock Under Rule 144, page 26

6.   Your state that 10,765,310 and 18,050,000 common shares are held by non-affiliates and affiliates, respectively. The sum of these shares does not agree to 23,815,310 of total common shares outstanding as disclosed elsewhere throughout the filing. In addition, the shares held by affiliates do not appear to agree to your disclosures on pages 47 or 51. Please revise accordingly.

Description of Business

Industry Background, page 27

7.   Regarding the industry data you cite in your prospectus by the California Financial Services Association and the National Credit Regulator, please tell us whether any of the data was prepared for your company or the offering. Also, provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted. Mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Finally, please ensure that you disclose the date of publication for all industry data presented.

8.   Regarding the website addresses in this section of your document and on page 37, please note that when you include a uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document. Refer to Release No. 33-7856, footnote 41, and file the hyperlinked information, or revise to remove the URLs.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operations, page 41

9.   To provide context for the disclosure in this section, please indicate the date from which you calculate the number of months set forth in the left column. In this regard, we note your disclosure on pages 28 and 31 where you mention November 2016 and October 2015, respectively.

Operating Expenses, page 43

10.   Please provide disclosure regarding your ability to meet expected liquidity needs for the next twelve months from your currently-available resources. If you are not able to provide for your liquidity needs during the next twelve months, state the number of months that you expect to be able to fund your operations based on currently-available resources.   Please refer to FRC 501.03(a) and Section IV of SEC Interpretive Release No. 33-8350.

Directors and Executive Officers and Corporate Governance

Audit Committee Financial Expert, page 45

11.   You state in the last sentence in this section that you have not "generated any positive cash flows from operations to date." This assertion appears to be inconsistent with your financial statements. Please revise or advise.

Employment Contracts, Termination of Employment, page 46

12.   The summary compensation table indicates that it sets forth compensation awarded to your named executive officers for your fiscal years 2015 and 2014. Please revise to include the requisite compensation disclosure for your most recently-completed fiscal year 2016, or advise. Refer to Item 402(n) of Regulation S-K.

13.   We note that both Messrs. Fouche and Folscher are paid a salary. Please describe the material terms of this part of their compensation. Refer to Item 402(o)(1) of Regulation S-K.

Transactions with Related Persons, Promoters and Control Persons, page 47

14.   Please tell us why the consulting agreements with Emerging Markets Consulting and Rainmaker Group Consulting are not considered transactions with related persons under Item 404(a) and (d) of Regulation S-K, or expand your disclosure in this section to provide the required disclosure with respect to these arrangements with related persons. Please refer to Instruction 1.b.i to Item 404(a).

15.   For each of your related-party transactions that you are required to disclose, please include the approximate dollar value of the transaction. Refer to Item 404(a)(3) of Regulation S-K.

Disclosure of Commission Position on Indemnification of Securities Act Liabilities, page 48

16.   In this section, you refer to indemnification under Florida corporate law; however, you are organized under Nevada law. Please advise or revise.

Where You Can Find More Information, page 48

17.   Please include the missing text at the bottom of page 48.

Outside Back Cover Page

18.   Please include the dealer prospectus delivery obligation. Refer to Item 502 of Regulation S-K.

Exhibits and Financial Statement Schedules, page 52

19.   It appears that, other than exhibits 5 and 23.1, each of your exhibits is filed in an improper electronic format. Please refile these documents in the proper text-searchable format. We refer you to Section 2.1 of the EDGAR Filer Manual-Volume II and Rule 301 of Regulation S-T for further guidance.

Exhibit 5.1

20.   Please file an opinion that opines as to whether the shares "are" legally issued, fully paid and non-assessable, in light of your disclosure indicating that the shares you are registering are already outstanding. Refer to Section II.B.2.h. of Staff Legal Bulletin No. 19 (October 14, 2011).

Signatures, page 54

21.   Please revise so that the signatures of the persons signing in an individual capacity appear after what is currently the last sentence on page 54. Refer to the format of the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Attorney-Adviser, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3483 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Adviser
Office of Information
Technologies and Services

cc: Frederick M. Lehrer, Esq.
        Frederick M. Lehrer, P.A.